ETF Opportunities Trust

8730 Stony Point Parkway, Suite 205

Richmond, Virginia 23235

VIA EDGAR

March 17, 2020

Securities and Exchange Commission Filing Desk 100 F Street, N.E. Washington, D.C. 20549

RE:	ETF Opportunities Trust (the “Trust”): Request for withdraw of Form N-1A Filing (File No. 333-232021 and 811-23439)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests withdrawal of the filing of an initial Form N-1A for the Trust (File Nos. 333-232021 and 811-23439) (the “Filing”). The Filing was submitted on June 7, 2019 (Accession No. 0001387131-19-004309). The Trust is making this application for withdrawal of the Filing due to a technical error in assigning the 333 number. At the direction of the staff of the EDGAR desk of the Securities and Exchange Commission, this application to withdraw the Filing is being submitted. The Trust submitted another N-1A filing on November 11, 2019 that was assigned a new 333 number. No securities have been issued or sold by the Trust in connection with the Filing. The Trust respectfully submits that a withdrawal of the Filing is consistent with the public interest and the protection of investors.

If you have any questions concerning this application for withdrawal, please contact John H. Lively of Practus, LLP, counsel for the Trust, at (913) 660-0778.

Very truly yours

/s/ Karen M. Shupe
Karen M. Shupe, Vice President and Treasurer